                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2006
                 -----------------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                      3 Nahal Snir St., Yavne, Israel 81224
                    (Address of principal executive offices)
                 -----------------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on October 19, 2006.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statement on Form F-3 (File No. 333-11848) of the Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               G. WILLI-FOOD INTERNATIONAL LTD.

Dated:  October 19, 2006

                                               By: /s/ Joseph Williger
                                               -----------------------
                                               Joseph Williger
                                               Chief Executive Officer
News

                                                           FOR IMMEDIATE RELEASE

             G. WILLI-FOOD ANNOUNCES EXPECTED REVENUE GROWTH OF 20%
                             FOR THIRD QUARTER 2006

                   12% REVENUE INCREASE OVER PREVIOUS QUARTER
    FOUR CONSECUTIVE QUARTERS OF DOUBLE-DIGIT REVENUE GROWTH OVER PRIOR YEAR

YAVNE, ISRAEL - OCTOBER 19, 2006 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILC) (the "Company" or "Willi Food"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive range of quality kosher food products, today announced that it expects to report revenue growth of approximately 20% in the third quarter of 2006 compared to the third quarter of 2005. Willi Food expects a revenue increase of approximately 22% for the first nine months of 2006 over the first nine months of 2005.

Mr. Zwi Williger, President and COO of Willi-Food commented, "We continue to deliver consistent top line expansion in a dynamic market. The third quarter will mark our fourth consecutive quarter of double-digit revenue growth over the prior year and a 12% increase over second quarter.

"Overall demand for our products is only getting stronger and our new product lines have been well received. We recently launched a new cheese product similar to Roquefort, called Bloose, which we developed with our partner Arla Food. This is a unique product and represented a significant technical challenge, which I am happy to say we overcame successfully."

Albert Israeli, Chief Financial Officer of Willi-Food noted, "Willi-Food closed a $10.0 million private placement with U.S. institutional investors that provides us with the capital to build a new distribution center that will increase our capacity and enable us to move forward with our plan to expand internationally.

"We are aggressively targeting opportunities to cross-market our innovative products to both kosher and organic consumers in the U.S., which represent markets of approximately $14 billion and $24 billion respectively," continued
Mr. Williger. "The health benefits of eliminating animal fats in the
`kosherizing' process make our products attractive to consumers looking for better tasting low-cholesterol and low-fat alternatives, as well."

Willi-Food expects to publish its financial results for the third quarter ended
September 30, 2006 in late November 2006. The Company will host its first earnings conference call at that time.

ABOUT G. WILLI-FOOD INTERNATIONAL, LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,000 customers. The Company excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
For more information, please visit the Company's website at
www.willi-food.co.il.

EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS SET FORTH IN
THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT ARE DEPENDENT ON CERTAIN
RISKS AND UNCERTAINTIES, INCLUDING SUCH FACTORS, AMONG OTHERS, AS MARKET
ACCEPTANCE, MARKET DEMAND, PRICING, COMPETITION, CHANGING ECONOMIC CONDITIONS
AND OTHER RISK FACTORS DETAILED IN THE COMPANY'S SEC FILINGS.

CONTACT:
G. Willi Food International Ltd.
Albert Israeli, CFO
(+972) 8-932-2233
albert@willi-food.co.il

IR CONTACT:
The Global Consulting Group
Christopher Chu
(646) 284-9426
cchu@hfgcg.com